                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

(Mark One)

/X/    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
       EXCHANGE ACT OF 1934

       For the fiscal year ended December 31, 2003

                                       OR

/ / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

Commission file number 001-13461

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

       Group 1 Automotive, Inc. 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Group 1 Automotive, Inc.
                         950 Echo Lane, Suite 100
                         Houston, Texas  77024

                              REQUIRED INFORMATION

         The Group 1 Automotive, Inc. 401K Savings Plan(the "Plan") is subject to the Employee Retirement Income Security Act of 1974.

         Item 4. In lieu of the requirements of Items 1, 2 and 3 of this Form 11-K, the following financial statements of the Plan, notes thereto, and Report of Independent Auditors thereon are being filed in this Report:

         (a)      Report of Independent Auditors

         (b) Statements of Net Assets available for Benefits - December 31, 2003 and 2002

         (c) Statement of Changes in Net Assets available for Benefits - Year ended December 31, 2003; and

         (d)      Notes to Financial Statements.

         The Consent of Independent Auditors to the incorporation by reference of the foregoing financial statements in the Registration Statement on Form S-8 (No. 333-80399) pertaining to the Plan is being filed as Exhibit 23.1 to this Report.

                                 Houston, Texas

                              FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

                                    CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ...................    1

FINANCIAL STATEMENTS

     STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS ......................    2

     STATEMENT OF CHANGES IN NET ASSETS AVAILABLE
       FOR BENEFITS .......................................................    3

     NOTES TO FINANCIAL STATEMENTS ........................................    4

SUPPLEMENTAL SCHEDULES

     SCHEDULE H, LINE 4a - DELINQUENT DEPOSITS OF
         PARTICIPANT CONTRIBUTIONS ........................................    8

     SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR).... ...    9

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN

             REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Plan Administrator
Group 1 Automotive, Inc. 401(k) Savings Plan
Houston, Texas

We have audited the accompanying statements of net assets available for benefits of Group 1 Automotive, Inc. 401(k) Savings Plan (the Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002 and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of delinquent deposits of participant contributions and assets (held at end of year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the 2003 basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the 2003 basic financial statements taken as a whole.

                                               /S/ CROWE CHIZEK AND COMPANY LLC
                                               --------------------------------
                                               CROWE CHIZEK AND COMPANY LLC

South Bend, Indiana
May 12, 2004

                                                                              1.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                           December 31, 2003 and 2002

                                                       2003              2002
                                                   -----------       -----------
ASSETS
     Investments (Note 3)                          $56,815,884       $41,184,654

     Receivables
         Employer contribution                         137,800           410,869
         Participant contributions                     589,016           636,977
         Accrued income                                 29,698            29,177
         Other                                          16,998                 -
                                                   -----------       -----------
                                                       773,512         1,077,023

     Cash                                               32,152            13,233
                                                   -----------       -----------

NET ASSETS AVAILABLE FOR BENEFITS                  $57,621,548       $42,274,910
                                                   ===========       ===========

                 See accompanying notes to financial statements.

                                                                              2.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                          Year ended December 31, 2003

ADDITIONS TO NET ASSETS ATTRIBUTED TO:
     Investment income
         Net appreciation in fair value of investments (Note 3)      $ 8,573,890
         Interest and dividends                                          827,219
                                                                     -----------
                                                                       9,401,109

     Contributions
         Employer                                                      2,959,075
         Participant                                                   9,246,569
         Rollover                                                      1,211,446
                                                                     -----------
                                                                      13,417,090
                                                                     -----------

              Total additions                                         22,818,199

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
     Benefits paid to participants                                     7,268,793
     Administrative expenses                                             202,768
                                                                     -----------
         Total deductions                                              7,471,561
                                                                     -----------

NET INCREASE                                                          15,346,638

NET ASSETS AVAILABLE FOR BENEFITS
     Beginning of year                                                42,274,910
                                                                     -----------

     End of year                                                     $57,621,548
                                                                     ===========

                 See accompanying notes to financial statements.

                                                                              3.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN

The following description of the Group 1 Automotive, Inc. (Company or Sponsor) 401(k) Savings Plan (Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General: The Plan is a defined contribution plan, adopted July 1, 1999, covering all employees of the Company who have six months of service and are age eighteen and over. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions: Each year, participants may contribute up to 15% of pretax annual eligible compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan, including shares of Company stock. The Company may contribute a discretionary amount based on the amount the participant contributes to the Plan. The Board of Directors shall determine, by business unit, whether employer matching contributions will be made for the plan year, the matching percentage, and the percentage of a participant's compensation upon which the match shall be based. Effective January 1, 2003, matching contributions are calculated for each payroll period. The matching Company contribution may be in the form of cash or shares of Company stock or a combination, but has been historically in cash. Contributions are subject to certain limitations.

Participant Accounts: Each participant's account is credited with the participant's contribution and allocation of (a) the Company's contribution, and
(b) Plan earnings, and, at times, charged with an allocation of administrative expenses. Allocations are based on participant contributions, participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Retirement, Death and Disability: A participant is entitled to 100% of his or her account balance upon retirement, death or disability.

Vesting: Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the remainder of their account plus earnings thereon is based on years of continuous service. A participant is 100% vested after five years of credited service.

Forfeitures: The Plan allows the use of forfeitures to pay for Plan administrative expenses or to reduce employer contributions to the Plan. During the year ended December 31, 2003, forfeited nonvested accounts of $236,317 were used to reduce employer contributions by $64,325 and to pay for Plan administrative expenses of $171,992. As of December 31, 2003 there were $55,671 remaining forfeited nonvested amounts that will be used to reduce future employer contributions or pay for Plan administrative expenses.

                                  (Continued)

                                                                              4.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 1 - DESCRIPTION OF PLAN (Continued)

Payment of Benefits: On termination of service due to death, disability, or retirement, a participant will receive a lump-sum amount equal to the value of the participant's vested interest in his or her account. The participant may elect to have the distribution received in cash or in shares of Company stock.

In-service Withdrawals: A participant may withdraw from his of her rollover contribution account any or all amounts held in such account at any time. A participant who has attained age 59 1/2 may withdraw from his or her account an amount not exceeding his or her vested account balance. A participant who has suffered financial hardship may withdraw the lesser of his or her vested account balance or the amount of financial hardship as defined in the Plan.

Loan Provisions: Participants may borrow from their fund accounts the lesser of 50% of their vested account balance or $50,000. The loans are secured by the balance in the participant's account and bear interest.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Investment Valuation and Income Recognition: The Plan's investments are stated at fair value. Quoted market prices are used to value investments in common stock and mutual funds. Shares of common/collective funds are valued at the net asset value of shares held by the Plan at year-end. Participant loans are reported at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Basis of Accounting: The financial statements are prepared on the accrual basis of accounting.

Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates. It is at least reasonably possible that a significant change may occur in the near term for the estimates of investment valuation.

Risks and Uncertainties: The Plan provides for various investment options. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of assets available for benefits.

                                  (Continued)

                                                                              5.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Payment of Benefits:  Benefits are recorded when paid.

NOTE 3 - INVESTMENTS

The following presents investments that represent 5% or more of the Plan's net assets:

                                                   2003            2002
                                                   ----            ----
Group 1 Automotive, Inc. Common Stock            $3,584,963     $2,730,169
Massachusetts Investors Growth Stock Fund         9,941,307      8,060,011
Merrill Lynch Retirement Preservation Trust       9,101,606      7,239,562
Merrill Lynch Bond Core Fund                      6,956,566              -
Merrill Lynch Equity Index Trust                  4,544,927      3,327,816
PIMCO Small Cap Value Fund                        4,349,437      2,851,533
Van Kampen Growth and Income Fund                 4,308,916      2,483,470
The Oakmark Equity and Income Fund                3,257,158      2,560,409
Mercury Total Return Bond Fund                            -      4,814,478

During 2003, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,573,890 as follows:

Mutual funds                                                             $     6,302,097
Common/collective funds                                                          969,625
Group 1 Automotive, Inc. common stock                                          1,302,168
                                                                         ---------------
                                                                         $     8,573,890
                                                                         ===============

NOTE 4 - PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants would become 100% vested in the employer contributions.

                                  (Continued)

                                                                              6.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
                          NOTES TO FINANCIAL STATEMENTS
                           December 31, 2003 and 2002

NOTE 5 - PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor regulations as any fiduciary of the Plan, any party rendering service to the Plan, the employer and certain others. Merrill Lynch Trust Company is the trustee as defined by the Plan and, therefore, transactions with them qualify as party-in-interest transactions. Fees paid by the Plan to Merrill Lynch for administrative services rendered amounted to $202,768 for the year ended December 31, 2003. Certain Plan administrative costs have been paid by the Company.

The Plan held the following party-in-interest investments:

                                                       2003               2002
                                                       ----               ----
Group 1 Automotive, Inc. common stock            $    3,584,963    $    2,730,169
Merrill Lynch Retirement Preservation Trust           9,101,606         7,239,562
Merrill Lynch Bond Core Fund                          6,956,566                 -
Merrill Lynch Equity Index Trust                      4,544,927         3,327,816
Merrill Lynch Fundamental Growth Fund                 2,827,502         1,771,300
Participant Loans                                     2,161,144         1,955,568

NOTE 6 - TERMINATED PARTICIPANTS

Included in net assets available for benefits are amounts allocated to individuals who have elected to withdraw from the Plan but have not been paid. As of December 31, 2003 and 2002, amounts allocated to these individuals totaled $19,663 and $0, respectively.

NOTE 7 - INCOME TAX STATUS

The Internal Revenue Service has ruled in a letter dated September 24, 2001 that the Plan is designed under the applicable sections of the Internal Revenue Code and, therefore, is not subject to tax under present income tax law. Once qualified, the Plan is required to operate in conformity with the Internal Revenue Code to maintain its qualification. The Plan has been amended to comply with IRS guidelines and the plan sponsor believes that the Plan continues to qualify and to operate as designed.

                                                                              7.

                             SUPPLEMENTAL SCHEDULES

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
    SCHEDULE H, LINE 4a - DELINQUENT DEPOSITS OF PARTICIPANT CONTRIBUTIONS
                          Year ended December 31, 2003

Name of Plan Sponsor:                Group 1 Automotive, Inc.
Employer Identification Number:             76-0506313
Three-Digit Plan Number:                        001

Participant Contributions of the Current Plan Year Not Deposited
   Into the Plan Within the Time Period Described in 29 CFR 2510.3-102      $12,288

Plus:  Delinquent Deposits of Prior Year Participant Contributions
  Not Corrected Prior to the Current Plan Year                                1,797
                                                                            -------

       Total Delinquent Participant Contributions (line 4a of Schedule H)    14,085

Less:  Amount fully corrected under the DOL's Voluntary Fiduciary
  Correction Program (VFC Program) and PTE 2002-51                                -
                                                                            -------
       Delinquent Deposits of Participant Contributions Constituting
         Nonexempt Prohibited Transactions                                  $14,085(1)
                                                                            =======

(1) Of this amount $14,085 has been fully corrected outside of the VFC Program.

                                                                              8.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN
         SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                                December 31, 2003

Name of Plan Sponsor:                Group 1 Automotive, Inc.
Employer Identification Number:             76-0506313
Three-Digit Plan Number:                        001

                                                        (c)
                                             Description of Investment
                    (b)                      Including Maturity Date,                       (e)
             Identity of Issue               Rate of Interest, Par or            (d)      Current
  (a)           or Borrower                       Maturity Value                 Cost      Value
  ---           -----------                       --------------                 ----      -----
Mutual Funds
     Delaware Management Holdings, Inc.  Delaware Group Trend Fund                 #     $ 1,602,461

     Federated Investors, Inc.           Federated International Equity Fund       #       2,667,473

     ING Investments, LLC                ING Pilgrim International Fund            #       1,512,400

     MFS Investment Management           Massachusetts Investors Growth Stock      #       9,941,307
                                            Fund

   * Merrill Lynch Trust Company         Merrill Lynch Bond Core Fund              #       6,956,566

   * Merrill Lynch Trust Company         Merrill Lynch Fundamental Growth          #       2,827,502
                                            Fund

     Oakmark                             The Oakmark Equity and Income Fund        #       3,257,158

     Pacific Investment Management Co.   PIMCO Small Cap Value Fund                #       4,349,437

     Van Kampen Investments              Van Kampen American Value Fund            #              24

     Van Kampen Investments              Van Kampen Growth and Income Fund         #       4,308,916

Common Stock

   * Group 1 Automotive, Inc.            Common Stock                              #       3,584,963

Common/Collective Funds

   * Merrill Lynch Trust Company         Merrill Lynch Equity Index Trust          #       4,544,927

   * Merrill Lynch Trust Company         Merrill Lynch Retirement Preservation     #       9,101,606
                                         Trust

Participant Loans

   * Participant Loans                   Interest rates ranging from 5% to 15%             2,161,144
                                                                                         -----------

                                                                                         $56,815,884
                                                                                         ===========

-------------
*     Denotes party-in-interest

# All investments are participant directed therefore cost information is not required.

                                                                              9.

                  GROUP 1 AUTOMOTIVE, INC. 401(k) SAVINGS PLAN

                                 SIGNATURES

      THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Company (or other persons who administer the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             Group 1 Automotive, Inc.
                                             401(k) Savings Plan
                                             -------------------------------
Date: June 18, 2004
                                             /S/ BROOKS O'HARA
                                             -------------------------------
                                             Brooks O'Hara
                                             Vice President, Human Resources
                                             Plan Administrator

                                                                             10.
                                  (Continued)

                                EXHIBIT INDEX



EXHIBIT NO.                      DESCRIPTION
-----------                      -----------
  23.1               Consent of Independent Auditors